UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2019

November 13, 2019

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Kanetsugu Mike, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
Quarterly securities report issuing date:	November 29, 2019
Dividend payment date:	December 5, 2019
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2019

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
For the six months ended	million yen	%	million yen	%	million yen	%
September 30, 2019	3,585,298	6.2	795,270	(10.2)	609,958	(6.3)
September 30, 2018	3,375,731	10.0	885,919	2.5	650,796	3.8

(*)	Comprehensive income
September 30, 2019: 817,777 million yen, 64.3% ; September 30, 2018: 497,687 million yen, (42.4) %

	Basic earnings per share	Diluted earnings per share
For the six months ended	yen	yen
September 30, 2019	47.20	47.09
September 30, 2018	49.65	49.49

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2019	314,480,055	17,882,464	5.3
March 31, 2019	311,138,903	17,261,677	5.2

(Reference) Shareholders’ equity as of      September 30, 2019: 16,803,169 million yen;      March 31, 2019: 16,179,276 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
For the fiscal year	yen	yen	yen	yen	yen
ended March 31, 2019	—	11.00	—	11.00	22.00
ending March 31, 2020	—	12.50
ending March 31, 2020 (Forecast)			—	12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

3. Earnings Target for the Fiscal Year ending March 31, 2020 (Consolidated)

MUFG has the target of 900.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2020.

(There is no change to our earnings target released on May 15, 2019.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A)	Total stocks outstanding including treasury stocks:	September 30, 2019	13,667,770,520 shares
		March 31, 2019	13,667,770,520 shares
(B)	Treasury stocks:	September 30, 2019	741,460,484 shares
		March 31, 2019	745,316,531 shares
(C)	Average outstanding of total stocks:	Six months ended September 30, 2019	12,923,836,635 shares
		Six months ended September 30, 2018	13,106,742,010 shares

* This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2

(1) Consolidated Balance Sheets	2

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4

(3) Consolidated Statements of Changes in Net Assets	6

(4) Notes on Going-Concern Assumption	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2019”

(*)

The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 13, 2019 (Wednesday)

Explanation for investors and analysts:	November 18, 2019 (Monday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Assets:
Cash and due from banks	74,206,895	72,989,219
Call loans and bills bought	451,668	373,598
Receivables under resale agreements	10,868,179	16,234,900
Receivables under securities borrowing transactions	2,739,363	2,898,731
Monetary claims bought	7,254,708	6,819,706
Trading assets	16,126,188	18,671,737
Money held in trust	912,961	928,124
Securities	64,262,463	61,840,730
Loans and bills discounted	107,412,468	106,189,204
Foreign exchanges	2,134,807	1,986,278
Other assets	12,838,412	13,181,354
Tangible fixed assets	1,335,972	1,337,719
Intangible fixed assets	1,136,530	1,770,105
Net defined benefit assets	824,007	866,446
Deferred tax assets	104,451	107,646
Customers’ liabilities for acceptances and guarantees	9,241,062	8,944,970
Allowance for credit losses	(711,236)	(660,419)

Total assets	311,138,903	314,480,055

Liabilities:
Deposits	180,171,279	180,663,551
Negotiable certificates of deposit	9,413,420	8,716,442
Call money and bills sold	2,465,093	2,356,431
Payables under repurchase agreements	25,112,121	26,541,538
Payables under securities lending transactions	903,219	1,131,477
Commercial papers	2,316,338	2,973,475
Trading liabilities	11,624,122	13,585,063
Borrowed money	16,268,170	14,984,084
Foreign exchanges	2,271,145	2,040,143
Short-term bonds payable	793,999	685,999
Bonds payable	12,179,680	13,016,757
Due to trust accounts	10,282,227	9,870,064
Other liabilities	9,452,717	9,599,560
Reserve for bonuses	79,236	89,152
Reserve for bonuses to directors	689	735
Reserve for stocks payment	10,814	10,357
Net defined benefit liabilities	59,540	76,874
Reserve for retirement benefits to directors	1,058	952
Reserve for loyalty award credits	17,606	19,739
Reserve for contingent losses	265,707	188,537
Reserves under special laws	4,263	4,262
Deferred tax liabilities	829,418	985,319
Deferred tax liabilities for land revaluation	114,292	112,097
Acceptances and guarantees	9,241,062	8,944,970

Total liabilities	293,877,225	296,597,591

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,034,641	1,033,460
Retained earnings	10,640,655	11,113,789
Treasury stock	(516,649)	(514,207)

Total shareholders’ equity	13,300,160	13,774,556

Net unrealized gains (losses) on available-for-sale securities	2,249,231	2,535,286
Net deferred gains (losses) on hedging instruments	122,516	186,864
Land revaluation excess	167,681	164,974
Foreign currency translation adjustments	339,713	173,067
Remeasurements of defined benefit plans	(4,729)	(14,726)
Debt value adjustments of foreign subsidiaries and affiliates	4,702	(16,853)

Total accumulated other comprehensive income	2,879,115	3,028,613

Subscription rights to shares	217	59
Non-controlling interests	1,082,184	1,079,235

Total net assets	17,261,677	17,882,464

Total liabilities and net assets	311,138,903	314,480,055

3

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Ordinary income	3,375,731	3,585,298
Interest income	1,805,570	1,961,292
Interest on loans and bills discounted	1,154,602	1,209,195
Interest and dividends on securities	339,225	348,956
Trust fees	63,045	65,013
Fees and commissions	743,426	731,230
Trading income	120,617	123,294
Other operating income	174,085	367,862
Other ordinary income	468,984	336,604
Ordinary expenses	2,489,812	2,790,028
Interest expenses	835,371	1,027,255
Interest on deposits	268,539	362,252
Fees and commissions	109,675	111,577
Trading expenses	827	—
Other operating expenses	78,351	136,600
General and administrative expenses	1,335,443	1,338,911
Other ordinary expenses	130,143	175,682

Ordinary profits	885,919	795,270

Extraordinary gains	11,564	37,372
Gains on disposition of fixed assets	9,865	4,928
Reversal of reserve for contingent liabilities from financial instruments transactions	53	1
Gains on sales of shares of subsidiaries	—	30,336
Gains on step acquisitions	—	2,105
Gains on liquidation of subsidiaries	1,645	—
Extraordinary losses	28,721	46,537
Losses on disposition of fixed assets	3,486	5,284
Losses on impairment of fixed assets	8,507	16,609
Losses on change in equity	15,223	21,311
Losses on sales of shares of affiliates	1,504	3,332

Profits before income taxes	868,761	786,104

Income taxes-current	73,606	106,322
Income taxes-deferred	91,722	20,428

Total taxes	165,328	126,750

Profits	703,432	659,354

Profits attributable to non-controlling interests	52,636	49,395

Profits attributable to owners of parent	650,796	609,958

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Profits	703,432	659,354
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(5,335)	245,078
Net deferred gains (losses) on hedging instruments	(81,847)	66,646
Land revaluation excess	—	36
Foreign currency translation adjustments	(58,908)	(112,523)
Remeasurements of defined benefit plans	13,721	(10,082)
Share of other comprehensive income of associates accounted for using equity method	(73,375)	(30,732)

Total other comprehensive income	(205,745)	158,422

Comprehensive income	497,687	817,777

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	454,434	762,261
Comprehensive income attributable to non-controlling interests	43,252	55,516

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2018

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807		2,388,234	59,360
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(2,723)		(2,723)		(844)
Restated balance	2,141,513	1,196,803	10,061,926	(522,158)	12,878,084		2,387,390	59,360
Changes during the period
Cash dividends			(131,934)		(131,934)
Profits attributable to owners of parent			650,796		650,796
Repurchase of treasury stock				(60,721)	(60,721)
Disposal of treasury stock		(0)		3,730	3,730
Retirement of treasury stock		(51,526)		51,526	—
Reversal of land revaluation excess			1,153		1,153
Changes in subsidiaries’ equity		(122)			(122)
Net changes of items other than shareholders’ equity							(23,712)	(81,298)

Total changes during the period	—	(51,648)	520,015	(5,464)	462,901		(23,712)	(81,298)

Balance at the end of the period	2,141,513	1,145,154	10,581,941	(527,623)	13,340,986		2,363,677	(21,937)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates					(844)			(3,568)
Restated balance	170,239	499,557	62,182	(35,743)	3,142,987	274	1,270,123	17,291,469
Changes during the period
Cash dividends								(131,934)
Profits attributable to owners of parent								650,796
Repurchase of treasury stock								(60,721)
Disposal of treasury stock								3,730
Retirement of treasury stock								—
Reversal of land revaluation excess								1,153
Changes in subsidiaries’ equity								(122)
Net changes of items other than shareholders’ equity	(1,153)	(135,483)	14,857	29,275	(197,515)	(56)	18,638	(178,933)

Total changes during the period	(1,153)	(135,483)	14,857	29,275	(197,515)	(56)	18,638	283,967

Balance at the end of the period	169,086	364,074	77,040	(6,468)	2,945,472	217	1,288,761	17,575,437

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2019

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities		Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160	2,249,231		122,516

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			2,983		2,983
Restated balance	2,141,513	1,034,641	10,643,639	(516,649)	13,303,143	2,249,231		122,516
Changes during the period
Cash dividends			(142,552)		(142,552)
Profits attributable to owners of parent			609,958		609,958
Repurchase of treasury stock				(10)	(10)
Disposal of treasury stock		(752)		2,452	1,700
Reversal of land revaluation excess			2,743		2,743
Changes in subsidiaries’ equity		(428)			(428)
Net changes of items other than shareholders’ equity						286,055		64,348

Total changes during the period	—	(1,180)	470,150	2,442	471,412	286,055		64,348

Balance at the end of the period	2,141,513	1,033,460	11,113,789	(514,207)	13,774,556	2,535,286		186,864

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677

Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates								2,983
Restated balance	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,264,661
Changes during the period
Cash dividends								(142,552)
Profits attributable to owners of parent								609,958
Repurchase of treasury stock								(10)
Disposal of treasury stock								1,700
Reversal of land revaluation excess								2,743
Changes in subsidiaries’ equity								(428)
Net changes of items other than shareholders’ equity	(2,707)	(166,645)	(9,996)	(21,556)	149,497	(157)	(2,949)	146,390

Total changes during the period	(2,707)	(166,645)	(9,996)	(21,556)	149,497	(157)	(2,949)	617,802

Balance at the end of the period	164,974	173,067	(14,726)	(16,853)	3,028,613	59	1,079,235	17,882,464

7

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

None.

8

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2019

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BK and TB Combined ]*2*3*4	——	1
	[ BK Consolidated ][ BK Non-consolidated ]
	[ TB Consolidated ][ TB Non-consolidated ]

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	——	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	——	32

(References)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	——	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2019 (A)	September 30, 2018 (B)	(Decrease) (A) - (B)
Gross profits	1,973,337	1,882,598	90,738
Gross profits before credit costs for trust accounts	1,973,336	1,882,598	90,737
Net interest income	934,114	970,276	(36,161)
Trust fees	65,013	63,045	1,967
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	619,652	633,751	(14,099)
Net trading profits	123,294	119,790	3,504
Net other operating profits	231,261	95,734	135,526
Net gains (losses) on debt securities	179,502	(1,627)	181,130
General and administrative expenses	1,342,022	1,314,457	27,565
Amortization of goodwill	11,596	8,595	3,000
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	642,910	576,736	66,173
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	631,314	568,141	63,172
Provision for general allowance for credit losses (2)	(24,067)	—	(24,067)
Net operating profits*	607,247	568,141	39,105
Net non-recurring gains (losses)	188,023	317,777	(129,754)
Credit costs (3)	(43,362)	(46,995)	3,632
Losses on loan write-offs	(68,027)	(59,883)	(8,143)
Provision for specific allowance for credit losses	23,277	—	23,277
Other credit costs	1,387	12,887	(11,500)
Reversal of allowance for credit losses (4)	—	77,602	(77,602)
Reversal of reserve for contingent losses included in credit costs (5)	5,232	56,412	(51,179)
Gains on loans written-off (6)	44,103	30,949	13,154
Net gains (losses) on equity securities	17,722	85,149	(67,427)
Gains on sales of equity securities	78,519	94,890	(16,371)
Losses on sales of equity securities	(29,844)	(8,254)	(21,590)
Losses on write-down of equity securities	(30,952)	(1,486)	(29,466)
Equity in earnings of equity method investees	149,612	163,778	(14,165)
Other non-recurring gains (losses)	14,715	(49,118)	63,833

Ordinary profits	795,270	885,919	(90,648)

Net extraordinary gains (losses)	(9,165)	(17,157)	7,992
Losses on impairment of fixed assets	(16,609)	(8,507)	(8,102)
Losses on change in equity	(21,311)	(15,223)	(6,087)
Gains on sales of shares of subsidiaries	30,336	—	30,336
Profits before income taxes	786,104	868,761	(82,656)
Income taxes-current	106,322	73,606	32,715
Income taxes-deferred	20,428	91,722	(71,294)
Total taxes	126,750	165,328	(38,578)
Profits	659,354	703,432	(44,078)
Profits attributable to non-controlling interests	49,395	52,636	(3,240)

Profits attributable to owners of parent	609,958	650,796	(40,837)

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(18,093)	117,968	(136,062)

Number of consolidated subsidiaries	248	215	33
Number of affiliated companies accounted for under the equity method	54	59	(5)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2019 (A)	September 30, 2018 (B)	(Decrease) (A) - (B)
Gross profits	1,015,827	1,015,325	501
Gross profits before credit costs for trust accounts	1,015,826	1,015,325	500
Domestic gross profits	582,594	680,983	(98,389)
Net interest income	330,316	444,609	(114,292)
Trust fees	51,740	49,912	1,828
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	156,335	161,085	(4,750)
Net trading profits	7,397	(1,440)	8,838
Net other operating profits	36,803	26,816	9,986
Net gains (losses) on debt securities	30,649	16,791	13,858
Non-domestic gross profits	433,232	334,341	98,890
Net interest income	160,326	214,547	(54,220)
Net fees and commissions	83,237	90,425	(7,188)
Net trading profits	24,305	11,318	12,986
Net other operating profits	165,363	18,050	147,313
Net gains (losses) on debt securities	146,281	(17,597)	163,879
General and administrative expenses	661,550	661,997	(447)
Personnel expenses	223,265	230,964	(7,699)
Non-personnel expenses	402,460	389,024	13,435
Taxes	35,824	42,008	(6,183)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	354,276	353,328	948
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	354,277	353,328	948
Net non-recurring gains (losses)	132,068	230,194	(98,126)
Credit costs (3)	(4,447)	4,982	(9,430)
Losses on loan write-offs	(6,029)	(7,874)	1,845
Provision for specific allowance for credit losses	—	—	—
Other credit costs	1,582	12,857	(11,275)
Reversal of allowance for credit losses (4)	64,322	105,165	(40,842)
Reversal of reserve for contingent losses included in credit costs (5)	1,938	56,554	(54,616)
Gains on loans written-off (6)	15,413	6,783	8,629
Net gains (losses) on equity securities	20,101	81,338	(61,236)
Gains on sales of equity securities	83,033	91,543	(8,509)
Losses on sales of equity securities	(30,721)	(8,544)	(22,176)
Losses on write-down of equity securities	(32,210)	(1,660)	(30,549)
Other non-recurring gains (losses)	34,739	(24,630)	59,369

Ordinary profits	486,345	583,522	(97,177)

Net extraordinary gains (losses)	(13,315)	22,142	(35,458)
Net gains (losses) on disposition of fixed assets	9	5,472	(5,463)
Losses on impairment of fixed assets	(13,410)	(8,225)	(5,185)
Gains on sales of shares of subsidiaries	—	15,400	(15,400)
Income before income taxes	473,029	605,665	(132,635)
Income taxes-current	54,225	35,770	18,455
Income taxes-deferred	68,064	75,415	(7,350)
Total taxes	122,290	111,185	11,104

Net income	350,739	494,479	(143,740)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	77,227	173,486	(96,258)

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	177,345	354,134	(176,789)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	186,573	337,447	(150,873)

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2019 (A)	September 30, 2018 (B)
Gross profits	1,395,458	1,238,028	157,430
Net interest income	795,836	800,182	(4,345)
Trust fees	6,248	6,580	(331)
Net fees and commissions	325,744	338,312	(12,568)
Net trading profits	33,691	34,950	(1,258)
Net other operating profits	233,937	58,003	175,934
Net gains (losses) on debt securities	168,505	796	167,708
General and administrative expenses	927,971	902,523	25,448
Amortization of goodwill	11,267	8,054	3,213
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	478,754	343,559	135,195
Net operating profits before provision for general allowance for credit losses	467,487	335,504	131,982
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	467,487	335,504	131,982
Net non-recurring gains (losses)	75,244	207,495	(132,251)
Credit costs (2)	(27,306)	(7,756)	(19,549)
Losses on loan write-offs	(28,638)	(20,644)	(7,994)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	1,332	12,887	(11,554)
Reversal of allowance for credit losses (3)	11,873	91,374	(79,500)
Reversal of reserve for contingent losses included in credit costs (4)	5,283	56,554	(51,271)
Gains on loans written-off (5)	33,171	20,638	12,533
Net gains (losses) on equity securities	21,594	76,841	(55,247)
Gains on sales of equity securities	72,041	86,747	(14,706)
Losses on sales of equity securities	(18,037)	(8,700)	(9,337)
Losses on write-down of equity securities	(32,410)	(1,206)	(31,203)
Equity in earnings of equity method investees	9,650	9,046	603
Other non-recurring gains (losses)	20,977	(39,202)	60,180

Ordinary profits	542,731	543,000	(269)

Net extraordinary gains (losses)	18,128	(7,347)	25,475
Net gains (losses) on disposition of fixed assets	(1,422)	(491)	(931)
Losses on impairment of fixed assets	(12,891)	(7,418)	(5,472)
Gains on sales of shares of subsidiaries	30,336	—	30,336
Profits before income taxes	560,859	535,653	25,206
Income taxes-current	91,158	56,586	34,572
Income taxes-deferred	66,089	55,243	10,845
Total taxes	157,247	111,830	45,417
Profits	403,611	423,823	(20,211)
Profits attributable to non-controlling interests	26,318	21,046	5,272

Profits attributable to owners of parent	377,292	402,776	(25,484)

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	23,022	160,810	(137,788)

Number of consolidated subsidiaries	123	126	(3)
Number of affiliated companies accounted for under the equity method	43	48	(5)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2019 (A)	September 30, 2018 (B)
Gross profits	848,027	843,834	4,193
Domestic gross profits	449,484	546,088	(96,603)
Net interest income	296,727	405,072	(108,344)
Net fees and commissions	114,224	120,424	(6,199)
Net trading profits	1,556	(773)	2,330
Net other operating profits	36,975	21,366	15,609
Net gains (losses) on debt securities	24,890	13,331	11,559
Non-domestic gross profits	398,542	297,745	100,797
Net interest income	134,726	172,626	(37,900)
Net fees and commissions	81,896	89,660	(7,764)
Net trading profits	23,058	11,427	11,630
Net other operating profits	158,860	24,029	134,830
Net gains (losses) on debt securities	140,769	(12,376)	153,145
General and administrative expenses	567,282	570,408	(3,125)
Personnel expenses	193,112	200,395	(7,283)
Non-personnel expenses	343,535	333,379	10,156
Amortization of goodwill	174	182	(8)
Taxes	30,634	36,632	(5,998)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	280,919	273,608	7,310
Net operating profits before provision for general allowance for credit losses	280,744	273,426	7,318
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	280,744	273,426	7,318
Net non-recurring gains (losses)	133,022	229,007	(95,985)
Credit costs (2)	(4,436)	5,804	(10,240)
Reversal of allowance for credit losses (3)	63,645	102,335	(38,689)
Reversal of reserve for contingent losses included in credit costs (4)	1,898	56,554	(54,656)
Gains on loans written-off (5)	15,413	6,777	8,635
Net gains (losses) on equity securities	19,796	74,724	(54,928)
Gains on sales of equity securities	69,412	84,420	(15,008)
Losses on sales of equity securities	(17,947)	(8,185)	(9,762)
Losses on write-down of equity securities	(31,668)	(1,510)	(30,157)
Other non-recurring gains (losses)	36,704	(17,189)	53,894

Ordinary profits	413,766	502,433	(88,666)

Net extraordinary gains (losses)	(13,768)	7,939	(21,708)
Net gains (losses) on disposition of fixed assets	(1,360)	(1,428)	68
Losses on impairment of fixed assets	(12,408)	(7,154)	(5,253)
Gains on sales of shares of subsidiaries	—	15,400	(15,400)
Income before income taxes	399,997	510,372	(110,375)
Income taxes-current	48,902	29,669	19,233
Income taxes-deferred	59,555	57,303	2,252
Total taxes	108,458	86,972	21,485

Net income	291,539	423,400	(131,860)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	76,520	171,472	(94,951)
Provision for general allowance for credit losses	(1,768)	145,796	(147,564)
Provision for special allowance for credit losses	65,358	(43,406)	108,765
Allowance for credit to specific foreign borrowers	54	(55)	109
Losses on loans write-off	(6,018)	(7,285)	1,267
Provision for contingent losses included in credit costs	1,898	56,554	(54,656)
Gains on loans written-off	15,413	6,777	8,635
Losses on sales of other loans, etc.	1,582	13,090	(11,507)

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	115,085	272,471	(157,386)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	118,118	274,450	(156,332)

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2019 (A)	September 30, 2018 (B)
Gross profits	212,723	224,070	(11,347)
Gross profits before credit costs for trust accounts	212,722	224,070	(11,348)
Trust fees	58,907	56,612	2,294
Trust fees before credit costs for trust accounts	58,906	56,612	2,294
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	8,285	7,009	1,276
Other trust fees	50,621	49,603	1,017
Credit costs for trust accounts (1)	0	—	0
Net interest income	43,862	74,910	(31,047)
Net fees and commissions	88,317	87,051	1,266
Net trading profits	9,443	699	8,743
Net other operating profits	12,192	4,797	7,394
Net gains (losses) on debt securities	10,896	(1,822)	12,719
General and administrative expenses	141,116	134,591	6,525
Amortization of goodwill	528	539	(10)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	72,135	90,019	(17,883)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	71,606	89,479	(17,873)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	71,606	89,479	(17,872)
Net non-recurring gains (losses)	94	607	(512)
Credit costs (3)	(61)	(612)	551
Losses on loan write-offs	(19)	(612)	592
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(41)	—	(41)
Reversal of allowance for credit losses (4)	634	2,714	(2,080)
Reversal of reserve for contingent losses included in credit costs (5)	—	1	(1)
Gains on loans written-off (6)	34	19	15
Net gains (losses) on equity securities	323	6,617	(6,294)
Gains on sales of equity securities	13,621	7,122	6,498
Losses on sales of equity securities	(12,773)	(358)	(12,414)
Losses on write-down of equity securities	(525)	(145)	(379)
Profits (losses) from investments in affiliates	790	923	(133)
Other non-recurring gains (losses)	(1,626)	(9,056)	7,430

Ordinary profits	71,701	90,087	(18,385)

Net extraordinary gains (losses)	675	13,148	(12,473)
Net gains (losses) on disposition of fixed assets	1,686	6,892	(5,205)
Losses on impairment of fixed assets	(1,011)	(1,072)	60
Profits before income taxes	72,376	103,235	(30,859)
Income taxes-current	9,943	10,676	(733)
Income taxes-deferred	8,456	18,502	(10,045)
Total taxes	18,400	29,178	(10,778)
Profits	53,976	74,056	(20,080)
Profits attributable to non-controlling interests	315	2,021	(1,706)

Profits attributable to owners of parent	53,660	72,034	(18,374)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	608	2,122	(1,514)

Number of consolidated subsidiaries	88	55	33
Number of affiliated companies accounted for under the equity method	7	7	—

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	71,971	90,768	(18,797)
Profits attributable to owners of parent	53,873	72,931	(19,057)
Number of the entities transferred to IHC	4	3	1

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2019 (A)	September 30, 2018 (B)	(Decrease) (A) - (B)
Gross profits	167,800	171,491	(3,691)
Gross profits before credit costs for trust accounts	167,799	171,491	(3,692)
Domestic gross profits	133,110	134,895	(1,785)
Trust fees	51,740	49,912	1,828
Trust fees before credit costs for trust accounts	51,740	49,912	1,828
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	8,285	7,009	1,276
Other trust fees	43,454	42,902	551
Credit costs for trust accounts (1)	0	—	0
Net interest income	33,589	39,537	(5,948)
Net fees and commissions	42,110	40,661	1,449
Net trading profits	5,841	(666)	6,507
Net other operating profits	(171)	5,450	(5,622)
Net gains (losses) on debt securities	5,759	3,460	2,299
Non-domestic gross profits	34,689	36,596	(1,906)
Net interest income	25,599	41,920	(16,320)
Net fees and commissions	1,340	764	575
Net trading profits	1,246	(109)	1,355
Net other operating profits	6,502	(5,979)	12,482
Net gains (losses) on debt securities	5,512	(5,220)	10,733
General and administrative expenses	94,267	91,589	2,678
Personnel expenses	30,153	30,568	(415)
Non-personnel expenses	58,925	55,645	3,279
Taxes	5,189	5,375	(185)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	73,531	79,902	(6,370)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	73,532	79,902	(6,370)
Net non-recurring gains (losses)	(953)	1,187	(2,140)
Credit costs (3)	(11)	(821)	810
Reversal of allowance for credit losses (4)	677	2,830	(2,152)
Reversal of reserve for contingent losses included in credit costs (5)	39	—	39
Gains on loans written-off (6)	0	5	(5)
Net gains (losses) on equity securities	305	6,613	(6,307)
Gains on sales of equity securities	13,621	7,122	6,498
Losses on sales of equity securities	(12,773)	(358)	(12,414)
Losses on write-down of equity securities	(542)	(150)	(392)
Other non-recurring gains (losses)	(1,965)	(7,440)	5,475

Ordinary profits	72,578	81,089	(8,510)

Net extraordinary gains (losses)	453	14,203	(13,749)
Net gains (losses) on disposition of fixed assets	1,369	6,901	(5,531)
Losses on impairment of fixed assets	(1,001)	(1,070)	68
Income before income taxes	73,031	95,292	(22,260)
Income taxes-current	5,322	6,100	(778)
Income taxes-deferred	8,509	18,112	(9,602)
Total taxes	13,832	24,213	(10,380)

Net income	59,199	71,079	(11,879)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	706	2,014	(1,307)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	658	2,821	(2,162)
Provision for special allowance for credit losses	18	9	9
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(11)	(589)	577
Provision for contingent losses included in credit costs	39	(232)	272
Gains on loans written-off	0	5	(5)
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	62,259	81,663	(19,403)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	68,455	62,996	5,458

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2019 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2018 (B)
Total average interest rate on interest-earning assets (a)	0.51	(0.18)	0.69
Average interest rate on loans and bills discounted (b)	0.78	(0.03)	0.81
Average interest rate on securities	0.61	(0.81)	1.43
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.49	(0.02)	0.52
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.20	0.00	0.20
Overall interest rate spread (a)-(c)	0.01	(0.16)	0.17
Interest rate spread (b)-(d)	0.77	(0.03)	0.81

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.80	(0.04)	0.85
Interest rate spread (e)-(d)	0.80	(0.04)	0.84

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2019 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2018 (B)
Total average interest rate on interest-earning assets (a)	0.62	0.01	0.60
Average interest rate on loans and bills discounted (b)	0.35	(0.04)	0.40
Average interest rate on securities	1.68	(0.11)	1.79
Total average interest rate on interest-bearing liabilities (c)	0.13	0.00	0.12
Average interest rate on deposits and NCD (d)	0.04	(0.00)	0.04
Overall interest rate spread (a)-(c)	0.48	0.01	0.47
Interest rate spread (b)-(d)	0.31	(0.03)	0.35

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.67	0.05	0.61
Interest rate spread (e)-(d)	0.62	0.06	0.56

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2019 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2018 (B)
Average interest rate on loans and bills discounted (a)	0.75	(0.02)	0.78
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.74	(0.02)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.80	(0.03)	0.83
Interest rate spread (c)-(b)	0.79	(0.03)	0.82

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,524.6	5,151.5	6,590.7	13,266.8
Receive-floater/pay-fix	584.8	1,867.9	1,570.5	4,023.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,109.4	7,019.4	8,161.2	17,290.1

BK Consolidated
	(in billions of yen)
	As of September 30, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,362.0	4,562.8	6,501.6	12,426.5
Receive-floater/pay-fix	103.6	451.6	239.2	794.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,465.7	5,014.4	6,740.9	13,221.1

TB Consolidated
	(in billions of yen)
	As of September 30, 2019
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	162.5	588.7	89.0	840.3
Receive-floater/pay-fix	475.4	1,344.6	1,279.6	3,099.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	638.0	1,933.3	1,368.7	3,940.1

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	4,222,490	37,682	61,876	24,193	4,448,167	11,047	46,365	35,317
Domestic bonds	1,100,637	46,492	46,492	—	1,100,701	41,618	41,618	—
Government bonds	1,100,637	46,492	46,492	—	1,100,701	41,618	41,618	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,121,852	(8,809)	15,383	24,193	3,347,466	(30,570)	4,746	35,317
Foreign bonds	1,067,849	9,216	13,772	4,555	1,213,548	(20,140)	3,330	23,471
Other	2,054,003	(18,026)	1,611	19,638	2,133,918	(10,430)	1,415	11,846

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	58,541,327	3,673,040	3,907,967	234,927	60,578,654	3,335,691	3,640,100	304,408
Domestic equity securities	4,811,277	2,699,033	2,751,017	51,984	4,953,392	2,764,362	2,827,068	62,706
Domestic bonds	25,273,833	377,822	389,877	12,055	27,261,206	357,491	359,092	1,600
Government bonds	19,022,493	292,852	303,738	10,886	21,542,335	278,970	279,803	833
Municipal bonds	2,560,514	22,646	22,897	250	2,226,565	22,588	22,593	4
Corporate bonds	3,690,825	62,323	63,241	917	3,492,305	55,932	56,695	762
Other	28,456,217	596,184	767,072	170,887	28,364,055	213,838	453,939	240,101
Foreign equity securities	101,518	38,865	38,880	14	114,879	52,586	52,598	11
Foreign bonds	21,624,536	539,228	561,508	22,279	21,532,914	173,648	285,313	111,665
Other	6,730,162	18,090	166,683	148,593	6,716,261	(12,396)	116,027	128,424

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,100,780	36,446	46,888	10,442	2,149,931	33,864	42,230	8,366
Stocks of subsidiaries and affiliates	1,605,209	(443,618)	6,927	450,546	1,187,700	(19,953)	14,409	34,362

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	41,892,369	2,625,146	2,798,659	173,513	43,913,005	2,553,484	2,757,924	204,440
Domestic equity securities	3,915,675	2,109,798	2,154,365	44,566	4,032,799	2,162,644	2,222,605	59,961
Domestic bonds	23,210,954	328,125	340,273	12,147	24,613,103	319,638	321,025	1,386
Other	14,765,739	187,222	304,021	116,798	15,267,102	71,201	214,292	143,091
Foreign equity securities	79,809	32,379	32,393	14	95,816	45,829	46,465	636
Foreign bonds	11,459,714	230,787	237,542	6,754	11,332,011	108,606	142,259	33,652
Other	3,226,215	(75,944)	34,085	110,029	3,839,275	(83,235)	25,567	108,802
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	11,854,000	4,920,987	4,176,869	3,359,734	10,665,367	7,727,089	4,839,031	2,482,315
Government bonds	11,663,988	3,248,777	1,314,135	2,043,218	10,497,931	6,322,360	2,117,947	1,255,705
Municipal bonds	11,762	492,332	2,030,993	37	7,297	368,529	1,825,241	79
Corporate bonds	178,248	1,179,877	831,741	1,316,477	160,137	1,036,200	895,842	1,226,530
Other	2,118,340	2,005,774	3,610,339	6,563,297	1,891,059	2,000,842	2,821,111	7,639,867
Foreign bonds	1,835,305	881,460	3,161,190	5,561,683	1,451,742	931,649	2,453,091	6,477,391
Other	283,035	1,124,314	449,148	1,001,614	439,316	1,069,192	368,020	1,162,475

Total	13,972,340	6,926,762	7,787,209	9,923,031	12,556,426	9,727,932	7,660,143	10,122,183

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	917,774	(7,124)	1,173	8,297	942,676	(2,360)	795	3,156
Stocks of subsidiaries and affiliates	33,082	(1,293)	39	1,332	54,072	(9)	534	544

	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	12,059,785	932,825	986,363	53,538	12,521,803	752,676	804,225	51,549
Domestic equity securities	939,454	532,061	544,046	11,984	971,597	545,080	554,752	9,672
Domestic bonds	2,173,132	48,658	48,696	37	2,759,889	36,881	37,225	344
Other	8,947,198	352,105	393,620	41,515	8,790,317	170,714	212,246	41,532
Foreign equity securities	43	34	34	—	92	53	53	—
Foreign bonds	6,764,304	261,779	268,006	6,226	7,065,334	103,400	128,031	24,630
Other	2,182,850	90,290	125,579	35,289	1,724,890	67,260	84,162	16,901

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2019				As of March 31, 2019
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	795,568	605,207	124,545	647,811	1,133,504	893,919	131,775	600,688
Government bonds	783,133	546,645	10,365	613,129	1,120,051	839,796	10,220	580,825
Municipal bonds	—	2,570	22,812	4	—	2,578	22,830	8
Corporate bonds	12,435	55,991	91,367	34,677	13,453	51,545	98,725	19,854
Other	604,495	2,117,761	2,935,169	3,121,373	672,678	1,941,745	3,119,972	3,111,976
Foreign bonds	477,559	1,569,968	2,639,847	2,978,513	605,965	1,574,550	2,890,838	2,925,587
Other	126,936	547,793	295,322	142,860	66,713	367,195	229,134	186,389

Total	1,400,064	2,722,969	3,059,714	3,769,184	1,806,183	2,835,665	3,251,748	3,712,665

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2019 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2018 (B)
ROE	8.84	(0.76)	9.61

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
(1) Total capital ratio (4)/(7)	16.64%	0.61%	16.03%
(2) Tier 1 capital ratio (5)/(7)	14.33%	0.43%	13.90%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.68%	0.44%	12.23%
(4) Total capital	18,822.1	52.3	18,769.7
(5) Tier 1 capital	16,208.4	(67.8)	16,276.3
(6) Common Equity Tier 1 capital	14,337.6	15.2	14,322.4
(7) Risk weighted assets	113,066.6	(4,024.4)	117,091.1
(8) Required Capital (7)×8%	9,045.3	(321.9)	9,367.2

BK Consolidated

	(in billions of yen)
	As of September 30, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
(1) Total capital ratio (4)/(7)	15.13%	0.70%	14.42%
(2) Tier 1 capital ratio (5)/(7)	13.01%	0.55%	12.46%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.39%	0.55%	10.83%
(4) Total capital	14,606.2	(26.3)	14,632.6
(5) Tier 1 capital	12,562.6	(76.7)	12,639.4
(6) Common Equity Tier 1 capital	10,996.3	5.5	10,990.8
(7) Risk weighted assets	96,538.5	(4,887.7)	101,426.3
(8) Required Capital (7)×8%	7,723.0	(391.0)	8,114.1

TB Consolidated

	(in billions of yen)
	As of September 30, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
(1) Total capital ratio (4)/(7)	24.35%	(0.04)%	24.40%
(2) Tier 1 capital ratio (5)/(7)	20.91%	(0.34)%	21.26%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.09%	(0.48)%	19.57%
(4) Total capital	2,050.0	(163.1)	2,213.1
(5) Tier 1 capital	1,760.6	(168.2)	1,928.9
(6) Common Equity Tier 1 capital	1,607.2	(168.3)	1,775.5
(7) Risk weighted assets	8,416.2	(652.9)	9,069.2
(8) Required Capital (7)×8%	673.3	(52.2)	725.5

BK Non-consolidated

	(in billions of yen)
	As of September 30, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
(1) Total capital ratio (4)/(7)	16.49%	0.90%	15.58%
(2) Tier 1 capital ratio (5)/(7)	14.31%	0.78%	13.53%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.48%	0.79%	11.69%
(4) Total capital	13,653.1	92.5	13,560.5
(5) Tier 1 capital	11,849.6	75.8	11,773.8
(6) Common Equity Tier 1 capital	10,338.0	165.8	10,172.2
(7) Risk weighted assets	82,776.8	(4,213.2)	86,990.0
(8) Required Capital (7)×8%	6,622.1	(337.0)	6,959.2

TB Non-consolidated

	(in billions of yen)
	As of September 30, 2019 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
(1) Total capital ratio (4)/(7)	23.91%	(0.34)%	24.25%
(2) Tier 1 capital ratio (5)/(7)	20.89%	(0.22)%	21.12%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.29%	(0.13)%	19.42%
(4) Total capital	2,287.8	92.7	2,195.0
(5) Tier 1 capital	1,998.9	87.6	1,911.2
(6) Common Equity Tier 1 capital	1,845.9	87.6	1,758.2
(7) Risk weighted assets	9,566.1	516.7	9,049.4
(8) Required Capital (7)×8%	765.2	41.3	723.9

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2019 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	50,968	0.04%	46,597	0.04%	4,370	0.00%
Non-accrual delinquent loans	607,800	0.57%	586,487	0.54%	21,313	0.02%
Accruing loans contractually past due 3 months or more	16,441	0.01%	18,600	0.01%	(2,159)	(0.00)%
Restructured loans	374,628	0.35%	315,406	0.29%	59,221	0.05%

Total risk monitored loans	1,049,839	0.98%	967,092	0.90%	82,747	0.08%

Total loans and bills discounted	106,189,204		107,412,468		(1,223,263)
Written-off	304,428		332,364		(27,935)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2019 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	660,419	62.90%	711,236	73.54%	(50,816)	(10.63)%
General allowance for credit losses	452,431		440,539		11,892
Specific allowance for credit losses	207,753		270,408		(62,654)
Allowance for credit to specific foreign borrowers	234		288		(54)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	598,330	584,353	13,976
Overseas	451,508	382,738	68,770
Asia	233,389	170,399	62,990
Indonesia	39,924	4,505	35,418
Singapore	42,076	29,123	12,952
Thailand	134,676	125,845	8,830
Hong Kong	161	554	(393)
Other	16,550	10,368	6,181
Americas	132,325	148,273	(15,948)
Europe, Middle East and Other	85,794	64,065	21,728

Total	1,049,839	967,092	82,747

Classified by Industry
	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	598,330	584,353	13,976
Manufacturing	86,530	86,736	(205)
Construction	9,255	9,999	(744)
Wholesale and retail	111,462	108,643	2,818
Finance and insurance	867	900	(32)
Real estate, goods rental and leasing	33,660	36,888	(3,227)
Services	54,237	32,950	21,286
Other industries	15,565	16,414	(848)
Consumer	286,750	291,819	(5,069)
Overseas	451,508	382,738	68,770
Financial institutions	1,606	1,109	496
Commercial and industrial	353,821	293,645	60,175
Other	96,081	87,982	8,098

Total	1,049,839	967,092	82,747

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2019 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	19,741	0.02%	34,846	0.03%	(15,104)	(0.01)%
Non-accrual delinquent loans	339,218	0.39%	331,709	0.37%	7,508	0.01%
Accruing loans contractually past due 3 months or more	9,868	0.01%	11,101	0.01%	(1,233)	(0.00)%
Restructured loans	205,540	0.24%	167,737	0.19%	37,803	0.04%

Total risk monitored loans	574,369	0.67%	545,395	0.62%	28,974	0.05%

Total loans and bills discounted	85,585,951		87,877,986		(2,292,034)
Written-off	251,495		280,313		(28,818)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2019 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	269,329	46.89%	344,871	63.23%	(75,541)	(16.34)%
General allowance for credit losses	189,698		188,953		744
Specific allowance for credit losses	79,397		155,628		(76,231)
Allowance for credit to specific foreign borrowers	234		288		(54)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	407,042	394,674	12,367
Overseas	167,326	150,720	16,606
Asia	58,756	40,026	18,729
Indonesia	—	—	—
Singapore	42,076	29,123	12,952
Thailand	—	—	—
Hong Kong	161	554	(393)
Other	16,517	10,347	6,169
Americas	42,546	65,861	(23,315)
Europe, Middle East and Other	66,024	44,832	21,191

Total	574,369	545,395	28,974

Classified by Industry
	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	407,042	394,674	12,367
Manufacturing	86,515	86,721	(205)
Construction	9,233	9,979	(745)
Wholesale and retail	111,332	108,505	2,826
Finance and insurance	864	897	(32)
Real estate	29,756	32,542	(2,786)
Goods rental and leasing	1,658	1,876	(217)
Services	54,215	32,934	21,281
Other industries	15,558	16,405	(846)
Consumer	97,906	104,813	(6,906)
Overseas	167,326	150,720	16,606
Financial institutions	—	541	(541)
Commercial and industrial	161,086	144,322	16,764
Other	6,239	5,857	382

Total	574,369	545,395	28,974

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2019 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	3,842	0.08%	3,714	0.07%	127	0.00%
Accruing loans contractually past due 3 months or more	7	0.00%	190	0.00%	(183)	(0.00)%
Restructured loans	1,903	0.04%	2,067	0.04%	(163)	(0.00)%

Total risk monitored loans	5,753	0.13%	5,973	0.12%	(219)	0.00%

Total loans and bills discounted	4,412,807		4,643,676		(230,869)
Written-off	602		591		10

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2019 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,948	33.86%	2,712	45.41%	(764)	(11.55)%
General allowance for credit losses	1,486		2,146		(660)
Specific allowance for credit losses	462		566		(103)
Allowance for credit to specific foreign borrowers	—		—		—

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	5,753	5,973	(219)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	5,753	5,973	(219)

Classified by Industry
(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	5,753	5,973	(219)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	2,245	2,443	(198)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	3,508	3,529	(21)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	5,753	5,973	(219)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2019 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	0	0.00%	0	0.00%	—	0.00%
Accruing loans contractually past due 3 months or more	5	0.04%	7	0.04%	(1)	(0.00)%
Restructured loans	114	0.87%	117	0.83%	(2)	0.04%

Total risk monitored loans	120	0.92%	124	0.88%	(4)	0.03%

Total loans and bills discounted	13,092		14,083		(991)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	39	42	(2)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	120	124	(4)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	115	119	(4)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	4	4	(0)

Total	120	124	(4)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	92,633	106,612	(13,978)
Doubtful	346,189	351,417	(5,227)
Special Attention	217,435	181,216	36,218
Non Performing Loans (1)	656,259	639,246	17,012

Normal	97,999,992	101,449,372	(3,449,379)

Total	98,656,251	102,088,618	(3,432,366)

Non Performing Loans / Total	0.66%	0.62%	0.03%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	504,633	534,060	(29,427)
Allowance for credit losses	144,968	203,342	(58,373)
Collateral, guarantees, etc.	359,664	330,717	28,946

Coverage ratio (2) / (1)	76.89%	83.54%	(6.64)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	92,633		4,115		88,518		——	100.00%
	[106,612	]	[4,427	]	[102,184	]		[100.00	%]
Doubtful	346,189		74,283		192,236		——	76.98%
	[351,417	]	[148,237	]	[141,343	]		[82.40	%]
Special Attention	217,435		66,569		78,910		——	66.90%
	[181,216	]	[50,677	]	[87,189	]		[76.07	%]
Total	656,259		144,968		359,664		——	76.89%
	[639,246	]	[203,342	]	[330,717	]		[83.54	%]

Note: The upper figures are as of September 30, 2019. The lower figures with brackets are as of March 31, 2019.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	418,530	482,874	(64,343)
Manufacturing	87,240	88,249	(1,008)
Construction	9,234	10,000	(765)
Wholesale and retail	113,839	111,336	2,503
Finance and insurance	1,258	1,283	(24)
Real estate	32,494	35,704	(3,209)
Goods rental and leasing	1,658	1,876	(217)
Services	54,622	108,140	(53,517)
Other industries	16,666	17,732	(1,066)
Consumer	101,513	108,550	(7,036)
Overseas	237,728	156,371	81,356
Financial institutions	—	541	(541)
Commercial and industrial	231,305	149,784	81,520
Other	6,422	6,045	377

Total	656,259	639,246	17,012

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	91,975	106,026	(14,050)
Doubtful	342,994	348,192	(5,198)
Special Attention	215,409	178,838	36,570
Non Performing Loans (1)	650,379	633,058	17,320

Normal	93,452,163	96,714,385	(3,262,221)

Total	94,102,542	97,347,444	(3,244,901)

Non Performing Loans / Total	0.69%	0.65%	0.04%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	500,107	529,523	(29,415)
Allowance for credit losses	144,742	202,948	(58,206)
Collateral, guarantees, etc.	355,365	326,574	28,790

Coverage ratio (2) / (1)	76.89%	83.64%	(6.75)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	91,975		4,115		87,860		100.00%		100.00%
	[106,026	]	[4,342	]	[101,684	]	[100.00	%]	[100.00	%]
Doubtful	342,994		74,266		189,114		48.26%		76.78%
	[348,192	]	[148,215	]	[138,218	]	[70.58	%]	[82.26	%]
Special Attention	215,409		66,359		78,390		48.43%		67.19%
	[178,838	]	[50,391	]	[86,671	]	[54.67	%]	[76.64	%]
Total	650,379		144,742		355,365		49.06%		76.89%
	[633,058	]	[202,948	]	[326,574	]	[66.21	%]	[83.64	%]

Note:	The upper figures are as of September 30, 2019. The lower figures with brackets are as of March 31, 2019.

(4) Classified by Industry

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	412,650	476,686	(64,036)
Manufacturing	87,240	88,249	(1,008)
Construction	9,234	10,000	(765)
Wholesale and retail	113,839	111,336	2,503
Finance and insurance	1,258	1,283	(24)
Real estate	30,134	33,141	(3,007)
Goods rental and leasing	1,658	1,876	(217)
Services	54,622	108,140	(53,517)
Other industries	16,666	17,732	(1,066)
Consumer	97,994	104,925	(6,931)

Overseas	237,728	156,371	81,356
Financial institutions	—	541	(541)
Commercial and industrial	231,305	149,784	81,520
Other	6,422	6,045	377

Total	650,379	633,058	17,320

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)     Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	657	585	72
Doubtful	3,190	3,219	(28)
Special Attention	1,910	2,258	(347)
Non Performing Loans (1)	5,759	6,063	(303)

Normal	4,534,856	4,721,027	(186,170)

Total	4,540,616	4,727,090	(186,474)

Non Performing Loans / Total	0.12%	0.12%	(0.00)%

(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	4,520	4,532	(11)
Allowance for credit losses	226	393	(167)
Collateral, guarantees, etc.	4,294	4,138	155
Coverage ratio (2) / (1)	78.49%	74.74%	3.74%

(3)     Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) /[(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	657		—		657		100.00%		100.00%
	[585	]	[84	]	[500	]	[100.00	%]	[100.00	%]
Doubtful	3,190		16		3,117		22.42%		98.20%
	[3,219	]	[22	]	[3,120	]	[22.60	%]	[97.62	%]
Special Attention	1,910		209		519		15.07%		38.15%
	[2,258	]	[286	]	[517	]	[16.44	%]	[35.58	%]
Total	5,759		226		4,294		15.44%		78.49%
	[6,063	]	[393	]	[4,138	]	[20.44	%]	[74.74	%]

Note:	The upper figures are as of September 30, 2019. The lower figures with brackets are as of March 31, 2019.

(4)     Classified by Industry

(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	5,759	6,063	(303)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	2,245	2,443	(198)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	3,514	3,619	(105)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	5,759	6,063	(303)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	0	0	0
Doubtful	4	4	(0)
Special Attention	115	119	(4)
Non Performing Loans (1)	120	124	(4)

Normal	12,972	13,959	(987)

Total	13,092	14,083	(991)

Non Performing Loans / Total	0.92%	0.88%	0.03%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	4	4	(0)
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	4	4	(0)

Coverage ratio (2) / (1)	4.07%	3.95%	0.11%
(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	0 [0	]	— [—	]	0 [0	]	——	100.00 [100.00	% %]
Doubtful	4 [4	]	— [—	]	4 [4	]	——	100.00 [100.00	% %]
Special Attention	115 [119	]	— [—	]	— [—	]	——	— [—	]
Total	120 [124	]	— [—	]	4 [4	]	——	4.07 [3.95	% %]

Note: The upper figures are as of September 30, 2019. The lower figures with brackets are as of March 31, 2019. (4) Classified by Industry

	(in millions of yen)
	As of September 30, 2019 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	120	124	(4)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	115	119	(4)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	4	4	(0)

Total	120	124	(4)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[88.5]		[2.7]	[1.3] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [92.6]	Loans to bankrupt borrowers [19.7]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [343.0]
Potentially Bankrupt Borrowers	[192.4]		[153.7]		48.25%	ii) Doubtful [346.1]

Borrowers Requiring Caution (Special Attention Borrowers)	[217.3]				48.09%	iii) Special Attention [217.3]	Accruing loans contractually past due 3 months or more [9.8]
							Restructured loans [207.4]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [97,987.0]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						656.1	580.1

						Total

						i) + ii) + iii) + iv)
						98,643.1

(*1) “Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019 (A)	As of September 30, 2019 (B)	(B) - (A)
Assets newly categorized during fiscal 2016	156,527	66,294	45,674	34,688	(10,985)
Assets newly categorized during fiscal 2017		125,207	33,393	26,394	(6,998)
Assets newly categorized during fiscal 2018			178,183	46,425	(131,757)
Assets newly categorized during fiscal 2019				152,960

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2019
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	1,128
Reconstructive treatment	15,138
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	11,845
Write-offs	6,091
Others	138,004
Collection / Repayment	32,209
Upgrade	105,795

Total	172,209	26,716	145,493

Amount in process for disposition	74,772

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019 (A)	As of September 30, 2019 (B)	(B) - (A)
Assets newly categorized during fiscal 2016	1,872	643	380	285	(94)
Assets newly categorized during fiscal 2017		1,319	491	328	(163)
Assets newly categorized during fiscal 2018			1,067	640	(426)
Assets newly categorized during fiscal 2019				834

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2019
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	2
Others	788
Collection / Repayment	354
Upgrade	434

Total	791	88	702

Amount in process for disposition	695

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	65,885,510	(1,130,342)	67,015,853
Manufacturing	9,948,840	123,586	9,825,253
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	193,088	17,291	175,797
Construction	678,969	(5,047)	684,017
Utilities	2,013,088	21,610	1,991,478
Communication and information services	1,281,750	36,374	1,245,376
Transport and postal activities	2,171,158	(31,648)	2,202,806
Wholesale and retail	6,189,080	(154,924)	6,344,004
Finance and insurance	8,744,732	(633,121)	9,377,853
Real estate	8,792,981	(38,692)	8,831,673
Goods rental and leasing	2,018,815	(156,074)	2,174,889
Services	2,789,348	(21,108)	2,810,456
Municipal government	758,883	45,799	713,084
Other industries (including loans to the Japanese government)	20,304,773	(334,390)	20,639,163
Overseas offices and loans booked at offshore markets	24,482,508	(1,384,008)	25,866,517

Total	90,368,019	(2,514,351)	92,882,371

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	15,773,703	(144,050)	15,917,754
Housing loans	14,985,110	(136,823)	15,121,934
Residential purpose	13,094,965	(93,785)	13,188,751
Other	788,592	(7,227)	795,819
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	38,813,331	(308,262)	39,121,593
% to total domestic loans	58.91%	0.53%	58.37%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	61,272,518	(806,742)	62,079,261
Manufacturing	9,948,745	123,601	9,825,143
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	193,088	17,291	175,797
Construction	678,969	(5,047)	684,017
Utilities	1,968,088	21,610	1,946,478
Communication and information services	1,273,629	35,867	1,237,762
Transport and postal activities	2,150,070	(30,299)	2,180,369
Wholesale and retail	6,189,036	(154,922)	6,343,958
Finance and insurance	7,051,470	(410,484)	7,461,954
Real estate	8,664,183	(28,443)	8,692,626
Goods rental and leasing	2,018,815	(156,074)	2,174,889
Services	2,693,456	(67,917)	2,761,373
Municipal government	754,342	45,823	708,519
Other industries (including loans to the Japanese government)	17,688,627	(197,749)	17,886,376
Overseas offices and loans booked at offshore markets	24,313,432	(1,485,291)	25,798,724

Total	85,585,951	(2,292,034)	87,877,986

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	14,631,510	(83,904)	14,715,414
Housing loans	13,845,505	(77,039)	13,922,544
Residential purpose	12,057,790	(42,723)	12,100,514
Other	786,004	(6,865)	792,869
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	36,845,167	(148,803)	36,993,970
% to total domestic loans	60.13%	0.54%	59.59%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated
(1) Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	4,243,731	(332,152)	4,575,883
Manufacturing	95	(15)	110
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	8,121	507	7,614
Transport and postal activities	1,088	(1,349)	2,437
Wholesale and retail	44	(2)	46
Finance and insurance	1,617,957	(230,915)	1,848,872
Real estate	126,128	(9,686)	135,814
Goods rental and leasing	—	—	—
Services	95,892	46,809	49,083
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	2,394,403	(137,502)	2,531,905
Overseas offices and loans booked at offshore markets	169,075	101,282	67,793

Total	4,412,807	(230,869)	4,643,676

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	1,136,332	(59,722)	1,196,055
Housing loans	1,133,756	(59,367)	1,193,124
Residential purpose	1,031,656	(50,700)	1,082,356
Other	2,575	(354)	2,930

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	1,723,750	(149,658)	1,873,408
% to total domestic loans	40.61%	(0.32)%	40.94%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	369,260	8,552	360,708
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	75,305	8,278	67,027
Real estate	2,670	(563)	3,233
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	4,541	(24)	4,565
Other industries (including loans to the Japanese government)	221,743	861	220,882
Overseas offices and loans booked at offshore markets	—	—	—

Total	369,260	8,552	360,708

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	5,860	(423)	6,284
Housing loans	5,848	(416)	6,265
Residential purpose	5,518	(361)	5,880
Other	11	(7)	19

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	244,414	(9,801)	254,215
% to total domestic loans	66.19%	(4.28)%	70.47%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Americas	8,797,702	(807,571)	9,605,273
United States of America	6,874,380	(641,768)	7,516,149
Canada	711,616	24,193	687,422
Brazil	495,168	(45,070)	540,239
Mexico	354,037	(109,365)	463,402
Others	362,498	(35,560)	398,059
Asia/Oceania	10,566,860	(373,351)	10,940,211
Hong Kong	2,153,040	(298,241)	2,451,282
Singapore	1,423,987	(39,584)	1,463,572
China	1,348,454	17,966	1,330,487
Australia	1,260,091	(100,162)	1,360,253
Indonesia	1,008,615	(30,934)	1,039,549
India	795,316	23,323	771,992
Malaysia	648,847	(55,082)	703,930
Taiwan	623,077	207,040	416,037
South Korea	383,081	(42,431)	425,512
New Zealand	307,752	(26,456)	334,208
Philippines	235,307	26,087	209,219
Others	379,286	(54,877)	434,163
EMEA	7,496,920	(436,582)	7,933,502
United Kingdom	1,821,912	(61,175)	1,883,088
Netherlands	776,872	(38,702)	815,575
Saudi Arabia	551,950	(45,374)	597,325
Germany	509,493	(27,008)	536,502
France	424,957	(62,586)	487,543
Switzerland	272,863	(499)	273,363
Qatar	262,598	96,046	166,551
Turkey	257,871	(30,673)	288,545
UAE	235,286	(25,918)	261,204
Ireland	234,714	1,440	233,274
Luxembourg	224,221	4,044	220,176
Italy	206,977	(19,716)	226,694
Belgium	193,306	(10,170)	203,477
Russia	191,230	17,584	173,645
South Africa	163,900	(6,982)	170,882
Oman	123,626	40,089	83,536
Poland	117,652	(4,826)	122,479
Others	927,484	(262,152)	1,189,637

Total	26,861,482	(1,617,504)	28,478,987

Note:

MUAH (MUFG Americas Holdings Corporation), KS (Bank of Ayudhya Public Company Limited) and BDI (PT Bank Danamon Indonesia, Tbk.) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
MUAH	9,355,888	(70,085)	9,425,973
KS	4,637,822	363,221	4,274,600
BDI	1,008,738	1,008,738	—

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	163,201,925	(2,668,326)	165,870,252
Deposits (average balance)	165,114,127	458,562	164,655,565
Loans (ending balance)	89,998,759	(2,522,903)	92,521,663
Loans (average balance)	92,385,883	(2,399,723)	94,785,607
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	151,607,934	(1,262,739)	152,870,674
Deposits (average balance)	153,190,207	2,467,880	150,722,326
Loans (ending balance)	85,585,951	(2,292,034)	87,877,986
Loans (average balance)	87,850,426	(1,613,127)	89,463,553
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	11,593,990	(1,405,587)	12,999,578
Deposits (average balance)	11,923,919	(2,009,318)	13,933,238
Loans (ending balance)	4,412,807	(230,869)	4,643,676
Loans (average balance)	4,535,457	(786,595)	5,322,053

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	77,723,927	712,985	77,010,942
Corporations and others	62,768,767	(2,269,749)	65,038,517
Domestic deposits	140,492,695	(1,556,764)	142,049,459
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	70,621,658	848,283	69,773,375
Corporations and others	59,553,501	(1,297,055)	60,850,557
Domestic deposits	130,175,159	(448,772)	130,623,932
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	7,102,269	(135,297)	7,237,567
Corporations and others	3,215,266	(972,693)	4,187,959
Domestic deposits	10,317,536	(1,107,991)	11,425,527
Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deferred tax assets	420.6	(60.7)	481.4
Allowance for credit losses	135.8	(32.1)	168.0
Write-down on investment securities	94.1	(3.3)	97.4
Unrealized losses on Available-for-sale securities	5.7	(4.8)	10.6
Reserve for retirement benefits	94.4	(3.1)	97.6
Reserve for contingent losses	15.8	(13.1)	29.0
Depreciation and Impairment losses	47.3	5.5	41.8
Devaluation on land upon merger	27.3	(0.6)	27.9
Other	121.6	(11.2)	132.8
Valuation allowance	(121.8)	2.2	(124.0)
Deferred tax liabilities	1,014.3	69.2	945.0
Unrealized gains on Available-for-sale securities	740.9	22.0	718.8
Net deferred gains on hedging instruments	128.9	45.7	83.1
Revaluation gains on securities upon merger	56.5	(0.9)	57.4
Gains on securities contributed to employees’ retirement benefits trust	45.2	0.1	45.1
Other	42.6	2.2	40.3
Net deferred tax assets	(593.6)	(130.0)	(463.6)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2014	FY2015	FY2016	FY2017	FY2018	Interim FY2019
Net operating profits before provision for general allowance for credit losses	931.4	888.1	666.9	554.3	388.4	280.7
Total credit costs	(70.7)	(103.4)	(25.4)	56.0	128.5	76.5
Income before income taxes	860.2	884.7	632.2	580.0	767.2	399.9
Reconciliation to taxable income	(12.6)	(113.3)	(86.2)	(156.0)	(500.2)	(236.2)
Taxable income	847.5	771.3	546.0	424.0	267.0	163.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

        We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2019 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deferred tax assets	72.0	17.3	54.7
Net deferred losses on hedging instruments	33.7	18.8	14.8
Gains on securities related to employees’ retirement benefits trust	28.2	1.1	27.1
Write-down on investment securities	10.0	(1.3)	11.3
Depreciation and Impairment losses	9.7	(1.9)	11.6
Reserve for contingent losses	4.7	0.0	4.6
Other	14.9	(1.8)	16.7
Valuation allowance	(29.3)	2.3	(31.7)
Deferred tax liabilities	362.5	62.2	300.3
Unrealized gains on Available-for-sale securities	278.5	55.4	223.0
Reserve for retirement benefits	74.8	7.6	67.1
Other	9.2	(0.9)	10.1
Net deferred tax assets	(290.5)	(44.9)	(245.6)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2014	FY2015	FY2016	FY2017	FY2018	Interim FY2019
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	190.4	193.0	181.4	162.1	144.5	73.5
Total credit costs	(0.4)	(0.2)	(22.5)	23.4	1.3	0.7
Income before income taxes	201.4	218.6	156.3	249.7	127.9	73.0
Reconciliation to taxable income	(40.4)	(68.1)	1.8	(69.5)	(79.2)	(45.6)
Taxable income	160.9	150.4	158.1	180.2	48.7	27.4

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

        We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Assets:
Cash and due from banks	59,746,754	58,610,578
Call loans	252,844	253,100
Receivables under resale agreements	1,866,300	4,892,013
Monetary claims bought	4,612,969	4,176,001
Trading assets	4,643,224	5,224,833
Money held in trust	27,671	20,163
Securities	48,739,675	47,315,344
Loans and bills discounted	87,877,986	85,585,951
Foreign exchanges	1,900,228	1,634,095
Other assets	7,769,316	7,677,059
Tangible fixed assets	851,214	828,973
Intangible fixed assets	405,029	422,662
Prepaid pension costs	297,639	330,398
Customers’ liabilities for acceptances and guarantees	6,951,006	6,350,114
Allowance for credit losses	(344,871)	(269,329)

Total assets	225,596,992	223,051,960

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Liabilities:
Deposits	152,870,674	151,607,934
Negotiable certificates of deposit	6,943,221	5,979,852
Call money	78,172	419,975
Payables under repurchase agreements	12,079,598	11,323,109
Payables under securities lending transactions	532	—
Commercial papers	1,341,534	1,917,578
Trading liabilities	2,631,051	2,637,031
Borrowed money	20,551,571	20,300,532
Foreign exchanges	2,911,717	2,680,176
Bonds payable	2,170,606	1,998,819
Other liabilities	5,435,991	5,743,137
Reserve for bonuses	27,470	21,369
Reserve for bonuses to directors	115	48
Reserve for stocks payment	4,931	4,669
Reserve for retirement benefits	6,067	5,764
Reserve for loyalty award credits	1,310	1,457
Reserve for contingent losses	103,747	51,956
Deferred tax liabilities	463,656	593,664
Deferred tax liabilities for land revaluation	110,060	107,901
Acceptances and guarantees	6,951,006	6,350,114

Total liabilities	214,683,037	211,745,094

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,832,259	4,072,458
Revenue reserve	190,044	190,044
Other retained earnings	3,642,215	3,882,414
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,921,586	3,161,785
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,776,793	9,016,992

Net unrealized gains (losses) on available-for-sale securities	1,735,268	1,785,586
Net deferred gains (losses) on hedging instruments	189,167	292,462
Land revaluation excess	212,725	211,825

Total valuation and translation adjustments	2,137,161	2,289,874

Total net assets	10,913,954	11,306,866

Total liabilities and net assets	225,596,992	223,051,960

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Ordinary income	1,902,928	1,925,492
Interest income	1,193,369	1,114,938
Interest on loans and bills discounted	736,516	727,238
Interest and dividends on securities	303,708	228,343
Fees and commissions	298,639	288,120
Trading income	11,481	24,615
Other operating income	125,183	300,456
Other ordinary income	274,254	197,361
Ordinary expenses	1,400,494	1,511,726
Interest expenses	615,675	683,487
Interest on deposits	192,709	256,245
Fees and commissions	88,553	91,999
Trading expenses	827	—
Other operating expenses	79,787	104,620
General and administrative expenses	585,428	559,479
Other ordinary expenses	30,221	72,139

Ordinary profits	502,433	413,766

Extraordinary gains	17,528	2,473
Extraordinary losses	9,589	16,242

Income before income taxes	510,372	399,997

Income taxes-current	29,669	48,902
Income taxes-deferred	57,303	59,555

Total taxes	86,972	108,458

Net income	423,400	291,539

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Assets:
Cash and due from banks	13,087,180	10,716,635
Call loans	26,136	11,804
Receivables under resale agreements	—	4,675
Receivables under securities borrowing transactions	143,486	181,797
Monetary claims bought	113,856	77,330
Trading assets	504,804	604,127
Money held in trust	114,048	113,069
Securities	13,755,938	13,622,038
Loans and bills discounted	4,643,676	4,412,807
Foreign exchanges	61,374	91,738
Other assets	698,373	729,902
Tangible fixed assets	137,455	128,582
Intangible fixed assets	71,974	75,094
Prepaid pension costs	339,455	364,074
Customers’ liabilities for acceptances and guarantees	18,760	33,507
Allowance for credit losses	(2,712)	(1,948)

Total assets	33,713,809	31,165,236

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Liabilities:
Deposits	12,999,578	11,593,990
Negotiable certificates of deposit	2,324,711	2,355,610
Call money	12,858	—
Payables under repurchase agreements	5,302,674	4,687,422
Commercial papers	775,752	806,874
Trading liabilities	44,933	45,699
Borrowed money	1,113,981	1,082,966
Foreign exchanges	41,353	46,351
Bonds payable	621,573	549,508
Due to trust accounts	7,725,909	7,103,562
Other liabilities	401,921	363,053
Reserve for bonuses	4,608	4,514
Reserve for bonuses to directors	97	34
Reserve for stocks payment	3,786	3,602
Reserve for retirement benefits	1,050	556
Reserve for contingent losses	15,272	15,545
Deferred tax liabilities	245,612	290,513
Deferred tax liabilities for land revaluation	4,232	4,195
Acceptances and guarantees	18,760	33,507

Total liabilities	31,658,668	28,987,511

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,083,418	1,124,374
Revenue reserve	73,714	73,714
Other retained earnings	1,009,704	1,050,660
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	870,499	911,455
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,563,668	1,604,624

Net unrealized gains (losses) on available-for-sale securities	526,178	649,848
Net deferred gains (losses) on hedging instruments	(34,115)	(76,390)
Land revaluation excess	(590)	(358)

Total valuation and translation adjustments	491,472	573,100

Total net assets	2,055,140	2,177,724

Total liabilities and net assets	33,713,809	31,165,236

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2018	For the six months ended September 30, 2019
Ordinary income	352,152	345,515
Trust fees	49,912	51,740
Interest income	210,171	187,669
Interest on loans and bills discounted	31,463	22,168
Interest and dividends on securities	140,838	129,849
Fees and commissions	57,702	60,948
Trading income	60	7,088
Other operating income	17,757	21,025
Other ordinary income	16,548	17,044
Ordinary expenses	271,062	272,937
Interest expenses	128,786	128,554
Interest on deposits	17,893	16,179
Fees and commissions	16,276	17,496
Trading expenses	836	—
Other operating expenses	18,285	14,695
General and administrative expenses	97,110	93,804
Other ordinary expenses	9,767	18,386

Ordinary profits	81,089	72,578

Extraordinary gains	19,947	2,500
Extraordinary losses	5,744	2,047

Income before income taxes	95,292	73,031

Income taxes-current	6,100	5,322
Income taxes-deferred	18,112	8,509

Total taxes	24,213	13,832

Net income	71,079	59,199

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Assets:
Loans and bills discounted	360,708	369,260
Securities	58,002,805	57,238,482
Beneficiary rights to the trust	79,369,495	82,922,067
Securities held in custody accounts	3,367,036	3,811,346
Monetary claims	18,475,973	20,975,875
Tangible fixed assets	14,466,100	15,123,856
Intangible fixed assets	134,221	135,736
Other claims	3,414,876	3,189,072
Call loans	1,062,298	865,864
Due from banking account	9,531,008	9,040,523
Cash and due from banks	5,860,812	5,048,184

Total	194,045,337	198,720,269

Liabilities:
Money trusts	25,237,376	24,629,375
Pension trusts	11,957,774	11,674,674
Property formation benefit trusts	7,528	7,094
Investment trusts	84,634,927	87,507,823
Money entrusted other than money trusts	4,088,974	4,531,787
Securities trusts	5,528,493	6,164,020
Monetary claim trusts	17,364,307	19,325,268
Equipment trusts	80,967	81,043
Land and fixtures trusts	43,889	43,836
Composite trusts	45,101,098	44,755,343

Total	194,045,337	198,720,269

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,504 millions of yen as of March 31, 2019 and 844,222 millions of yen as of September 30, 2019.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Assets:
Loans and bills discounted	14,083	13,092
Securities	62,808	59,184
Other	7,555,920	6,988,615

Total	7,632,813	7,060,893

Liabilities:
Principal	7,617,688	7,045,741
Allowance for bad debts	42	39
Other	15,082	15,112

Total	7,632,813	7,060,893

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2019	As of September 30, 2019
Total funds	52,526,969	50,260,746

Deposits	12,999,578	11,593,990
Negotiable certificates of deposit	2,324,711	2,355,610
Money trusts	25,237,376	24,629,375
Pension trusts	11,957,774	11,674,674
Property formation benefit trusts	7,528	7,094

Loans and bills discounted	5,004,385	4,782,067

Banking account	4,643,676	4,412,807
Trust account	360,708	369,260

Investment securities	71,758,743	70,860,521

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.